Exhibit 99.2

MU FINANCE PLC

Third Quarter and Year to Date Results

Fiscal Year Ending 30 June 2013

9 May 2013

CONSOLIDATED FINANCIAL STATEMENTS

The summary financial information provided overleaf has been derived from the unaudited interim consolidated financial report of the Red Football Limited group (RFL or the Company) as at and for the three and nine month periods ended 31 March 2013 and 2012, which have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union, using the same accounting principles and on the same basis. Our interim results are not necessarily indicative of results to be expected for the full year.

Note

The interim consolidated income statement for the three months ended 31 March 2012 has been restated to exclude a tax credit of £21,270,000 relating to the recognition of a deferred tax asset in respect of previously unrecognised tax losses. As a result the tax credit for the three months ended 31 March 2012 of £16,384,000, as previously reported, has reduced and become a tax expense of £4,886,000. The tax credit of £21,270,000 has now been recognised in the six months ended 31 December 2011 and consequently the deferred tax liability as at 31 March 2012 of £31,995,000, as previously reported, is unchanged.

CONSOLIDATED INCOME STATEMENT - UNAUDITED

	Three months ended 31 March		Nine months ended 31 March
(£ thousands)	2012(1)	2013	2012(1)	2013
Commercial revenue	27,329	35,978	89,535	114,522
Broadcasting revenue	16,862	21,758	76,433	74,988
Matchday revenue	26,577	33,985	79,860	88,583
Group revenue	70,768	91,721	245,828	278,093

Staff costs	(35,866)	(44,823)	(112,386)	(129,309)
Other operating expenses	(14,483)	(21,816)	(48,814)	(57,179)
Operating profit before depreciation, amortisation of, and profit on disposal of, players’ registrations (‘EBITDA pre exceptional costs’)	20,419	25,082	84,628	91,605
Depreciation	(2,111)	(1,974)	(5,671)	(5,743)
Amortisation of players’ registrations	(9,747)	(10,389)	(29,767)	(30,872)
Operating expenses—exceptional costs	(4,337)	—	(6,363)	—
Operating profit before profit on disposal of players’ registrations	4,224	12,719	42,827	54,990
Profit on disposal of players’ registrations	2,066	2,520	7,896	8,025
Operating profit	6,290	15,239	50,723	63,015
Net interest payable on loans and deferred element of terminated interest rate swap	(723)	(526)	(2,271)	(2,009)
Foreign exchange (loss)/gain on US dollar denominated bank accounts	(252)	3,108	(350)	1,528
Interest payable on senior secured notes	(8,657)	(7,770)	(27,278)	(24,511)
Amortisation of issue discount and debt issue/finance costs	(427)	(538)	(1,812)	(4,105)
Premium on repurchase of senior secured notes	—	—	(2,180)	(5,244)
Unrealised foreign exchange gains/(losses) on US dollar denominated senior secured notes	6,488	(12,655)	(933)	(3,846)
Fair value movement on derivative financial instruments	107	57	(224)	114
Net finance costs	(3,464)	(18,324)	(35,048)	(38,073)
Profit/(loss) on ordinary activities before tax	2,826	(3,085)	15,675	24,942
Tax	(4,886)	(9,399)	7,269	(19,162)
(Loss)/profit on ordinary activities after tax	(2,060)	(12,484)	22,944	5,780

Attributable to:
Owners of the Company	(2,142)	(12,484)	22,710	5,611
Non-controlling interests	82	—	234	169
	(2,060)	(12,484)	22,944	5,780

(1) As restated, see note on page 2

CONSOLIDATED STATEMENT OF FINANCIAL POSITION - UNAUDITED

		At 31 March
(£ thousands)	Note	2012	2013

Property, plant and equipment		243,863	252,888
Investment property		14,210	14,111
Intangible assets—goodwill		421,453	421,453
Intangible assets—players’ registrations		99,362	126,457
Non-current trade and other receivables	1	13,000	2,500
Non-current tax receivable		2,500	—
Non-current assets		794,388	817,409

Current assets—other	1	663,428	673,317
Current assets — cash and cash equivalents		25,576	35,977
Current liabilities	2	(163,013)	(206,605)
Net current assets		525,991	502,689

Total assets less current liabilities		1,320,379	1,320,098
Non-current liabilities	3	(486,093)	(426,545)
Net assets		834,286	893,553

Equity attributable to owners of the Company		836,382	893,553
Non-controlling interests		(2,096)	—
Equity		834,286	893,553

CONSOLIDATED STATEMENT OF CASH FLOWS  — UNAUDITED

	Three months ended 31 March		Nine months ended 31 March
(£ thousands)	2012	2013	2012	2013

EBITDA pre exceptional costs	20,419	25,082	84,628	91,605

Movement in working capital	(26,474)	(30,248)	(70,849)	(34,908)

Net cash (outflow)/inflow from operating activities	(6,055)	(5,166)	13,779	56,697

Net interest paid	(18,157)	(18,678)	(42,730)	(46,455)
Tax (paid)/received	(65)	—	(3,275)	600

Net cash inflow/(outflow) from player capital expenditure	887	(1,311)	(47,029)	(33,298)
Net cash outflow from general capital expenditure	(1,597)	(1,403)	(17,002)	(10,649)
Cash outflow from acquisition of additional interest in subsidiary	—	(2,664)	—	(2,664)
Net change in borrowings	(86)	(4,534)	(28,463)	(67,330)
Capital contribution from parent undertaking	—	—	—	68,404
Loan to parent undertaking	—	—	—	(1,459)
Net decrease in cash and cash equivalents	(25,073)	(33,756)	(124,720)	(36,154)
Cash and cash equivalents at beginning of period	50,900	66,625	150,645	70,603
Exchange (losses)/gains on cash and cash equivalents	(251)	3,108	(349)	1,528
Cash and cash equivalents at end of period	25,576	35,977	25,576	35,977

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

1.   Current assets - other

	At 31 March
(£ thousands)	2012	2013

Derivative financial instruments	401	546
Net trade receivables	18,909	35,256
Amounts owed by parent undertaking	617,828	595,974
Other receivables	10,007	48
Prepayments and accrued income	29,283	41,493
Current tax receivable	—	2,500
	676,428	675,817
Less: non-current portion:
Trade receivables	(3,000)	(2,500)
Other receivables	(10,000)	—
	663,428	673,317

2.   Current liabilities

	At 31 March
(£ thousands)	2012	2013

Derivative financial instruments	6	154
Borrowings	6,604	5,487
Trade payables	11,587	34,070
Amounts owed to parent undertakings	42,924	27,891
Current tax liabilities	1,127	1,128
Social security and other taxes	7,866	10,654
Other payables	5,503	5,301
Accruals	22,551	26,523
Deferred revenue	64,408	94,936
Provisions	437	461
	163,013	206,605

3.   Non-current liabilities

	At 31 March
(£ thousands)	2012	2013

Derivative financial instruments	1,628	1,571
Borrowings	416,676	362,102
Trade payables	4,337	7,995
Other payables	18,308	13,389
Deferred revenue	11,619	17,980
Provisions	1,530	1,092
Deferred tax liabilities	31,995	22,416
	486,093	426,545